Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$150,000,000
First Mortgage Bonds,
5.875% Series due June 15, 2041

Final Terms and Conditions

November 18, 2010

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 18, 2010

Settlement Date (T+3):	November 23, 2010

Principal Amount:	$150,000,000

Coupon:	5.875%

Coupon Payment Dates:	March 15, June 15, September 15 and December 15 of each year

First Payment Date:	March 15, 2011

Final Maturity:	June 15, 2041

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after November 23, 2015

Price:	$25 per bond

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Co-Managers:	Morgan Keegan & Company, Inc.
Samuel A. Ramirez & Company, Inc.
Stephens Inc.

CUSIP / ISIN:	29364W405 / US29364W4050

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, (ii) Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.